

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2018

Robert W. Clarke
Chief Executive Officer and President
Pulmatrix, Inc.
99 Hayden Avenue, Suite 390
Lexington, MA 02421

  Re: Pulmatrix, Inc.
    Registration Statement on Form S-1
    Filed March 13, 2018
    File No. 333-223630

Dear Dr. Clarke:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jeffrey Gabor at 202-551-2544 with any questions.

            Division of Corporation Finance
            Office of Healthcare & Insurance

cc: Rick Werner